Form 10KSB, Exhibit 13
period 1997-03-31
WESTWOOD FINANCIAL CORP
filed 1997-06-18
CIK 1005187

EXHIBIT 13

                 Annual Report to Stockholders for Fiscal Year
                             Ended March 31, 1997

                                         [** LOGO **]

                                WESTWOOD FINANCIAL CORPORATION

                                     ANNUAL REPORT - 1997

                  ----------------------------------------------------------

                                    WESTWOOD
                              ANNUAL REPORT - 1997

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------



Letter to Stockholders....................................................   1

Corporate Profile and Stock Market Information............................   2

Selected Financial and Other Data.........................................   4

Management's Discussion and Analysis of
  Financial Condition and Results of Operations...........................   5

Independent Auditors' Report............................................   F-1

Consolidated Financial Statements.......................................   F-2

Notes to Consolidated Financial Statements..............................   F-6

Office Locations and Other Corporate Information.........................   12

               WESTWOOD
[LOGO]         FINANCIAL
Since 1906     CORPORATION
               -----------------------------------------------------------------








                                                                    June 9, 1997

To Our Stockholders:

        I am pleased to present the First Annual Report of Westwood Financial Corporation covering the year ended March 31, 1997.

        The financial statements contained in this report include the operations of Westwood Savings Bank ("Westwood Savings" or the "Bank") for the full twelve month period as well as the accounts of Westwood Financial Corporation (the "Corporation"), which assumed ownership of the Bank effective June 6, 1996. Since its inception on that date, the Corporation's principal business activity has been ownership of the Bank's common stock.

        Fiscal 1997 earnings were significantly impacted by a one-time Savings Association Insurance Fund ("SAIF") special assessment charged to all SAIF-insured institutions nationwide. The one benefit from this assessment will be the significant reduction in future deposit premiums effective January 1, 1997. In our case, the pre-tax assessment was $454,000, basically taking all of our Bank's net income for the first six months of this year. Reflecting the impact of this one-time special assessment, net income for fiscal 1997 amounted to $435,000 compared to $552,000 for fiscal 1996.

        We are well-positioned to meet tomorrow's challenges and demands. Our Board of Directors looks forward to the future with optimism. As we look forward to the introduction of new and expansion of existing facilities, products and services, we remain alert to our organization's responsibility to protect and advance the value of our shareholders' investment as well as the economic growth of the communities and customers we serve.

        Finally, we acknowledge and thank those who have made Westwood Savings' growth and prosperity a continuing reality - first, to our customers, whose confidence constantly motivates us to provide premium quality services, to our employees who take justified pride in the unequalled personal attention they provide, and to our Board members and shareholders who, with their participation and investment, provide the capital that makes our institution's growth and prosperity possible.

        Our Board of Directors and all of our employees thank you for your past confidence and we look forward to your continued support of Westwood Savings.

                                           Very truly yours,


                                           /s/William J. Woods
                                           William J. Woods
                                           Chairman of the Board
                                           President & Chief Executive Officer

                 700-88 Broadway - Westwood, New Jersey 07675 -
                    Tel. (201) 666-5002 - FAX (201) 666-4265

BUSINESS OF THE CORPORATION

WESTWOOD FINANCIAL CORPORATION

Westwood Financial Corporation (the "Corporation") is a New Jersey corporation organized in December 1995, to facilitate the conversion of Bergen North Financial, M.H.C. from the mutual to stock form of ownership and to acquire and hold all of the capital stock of Westwood Savings Bank (the "Bank"). Prior to the consummation of the Conversion and Reorganization, the Mutual Holding Company was the majority stockholder of the Bank and upon consummation of the Conversion and Reorganization, the Mutual Holding Company was merged into the Bank. The Corporation acquired the Bank as a wholly owned subsidiary upon the consummation of the Conversion and Reorganization on June 6, 1996. Since the inception on that date, the Corporation's principal business activity has been the ownership of the Bank's common stock.

WESTWOOD SAVINGS BANK

Westwood Savings Bank is a New Jersey chartered stock savings bank that was formed as a result of the MHC Reorganization on December 9, 1993. The Bank is a community oriented savings institutions offering a variety of financial services to meet the needs of the communities its serves. It is the Bank's present intention to remain an independent community savings bank serving the local needs of northern Bergen County, New Jersey. The Bank operates from its main office in Westwood, New Jersey, and one branch office in Haworth, New Jersey.

The Bank is primarily engaged in the business of attracting deposits from the general public and using those deposits, together with other funds, to originate mortgage loans for the purchase or refinance of residential properties and to purchase mortgage-backed and investment securities.

Stock Market Information

On June 6, 1996, the Corporation became a public company and its Common Stock is currently traded on the Nasdaq "Small Cap" Market under the trading symbol
"WWFC". The daily stock quotation for Westwood Financial Corporation is published in The Wall Street Journal under the trading symbols of "WWFC" or "WstwdF".

The following table reflects the per share stock price trading range as published by the Nasdaq "Small Cap" Market Statistical Report. The stock price in the initial offering was $10.00 per share.


                                                         High            Low

First Quarter                 6/30/96                     $11           $10 1/4

Second Quarter                9/30/96                   $13 1/4         $10 1/4

Third Quarter                 12/31/96                  $16 3/4         $13 1/4

Fourth Quarter                3/31/97                   $19 3/4         $15 1/2

The number of shareholders of record of common stock as of the record date May 28, 1997 was approximately 342. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 31, 1997, there were 645,241 shares outstanding. Quarterly cash dividends of $0.05 per share were paid on July 19, 1996, October 18, 1996, January 18, 1997 and April 18, 1997, to the shareholders of common stock on the record dates of June 30, 1996, September 30, 1996, December 31, 1996 and March 31, 1997, respectively.

The Corporation's ability to pay dividends to shareholders is dependent upon the earnings from investments and dividends it receives from the Bank. The Bank may not declare or pay a dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the FDIC.


SELECTED FINANCIAL AND OTHER DATA
Financial Condition (In Thousands)
========================================================================================================================
At March 31,                                                                                 1996            1997
------------------------------------------------------------------------------------------------------------------------
Total Amount of:
  Assets................................                                                    $86,564       $107,981
  Loans receivable, net(1)..............                                                     34,504         40,371
  Mortgage-backed and investment securities
    held to maturity  ..................                                                     39,023         58,631
  Investment securities available                                                             4,422              2
    for sale............................
  Goodwill..............................                                                      1,238          1,132
  Total retained earnings/shareholders'
    equity..............................                                                      6,127          9,950(2)
Summary of Operations (In thousands)
------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                                                          1996            1997
------------------------------------------------------------------------------------------------------------------------
Interest and dividend income............                                                     $5,566         $6,648
Interest expense........................                                                      3,314          3,775
  Net interest income...................                                                      2,252          2,873
Provision for loan losses...............                                                         35             52
  Net interest income after
    provision for loan losses...........                                                      2,217          2,821
                                                                                              -----          -----
Total non-interest income...............                                                        108            149
                                                                                              -----          -----
Total non-interest expenses(3)..........                                                      1,476          2,211
                                                                                              -----          -----
Income before income taxes..............                                                        849            759
Provision for income taxes..............                                                        297            324
                                                                                             ------         ------
Net income (loss).......................                                                    $   552        $   435
                                                                                             ======         ======
Other Selected Data
------------------------------------------------------------------------------------------------------------------------
Year Ended March 31,                                                                         1996            1997
------------------------------------------------------------------------------------------------------------------------
Return on average assets................                                                        0.7%           0.5%
Return on average equity................                                                        9.4             4.8
Average equity to average assets........                                                        7.2             9.4
Net interest rate spread................                                                        2.7             2.7
Net interest margin.....................                                                        2.9             3.0
Non-performing assets to total assets(4)                                                        N/A             N/A
Allowance for loan losses to total loans                                                         .5              .5
Non-performing loans to total loans(4)..                                                        N/A             N/A
Non-interest expense to average assets(5)                                                       1.8             2.3
Earnings per share......................                                                         NM           $0.73
Dividends payout ratio..................                                                         NM           27.40%
Book value per share....................                                                         NM          $15.42


NM - Not meaningful as a result of the Conversion and Reorganization completed June 6, 1996.
-----------------------------
(1)  Net of accrued interest, loan origination fees and valuation allowances.
(2)  Includes  stock  offering  proceeds  of  $3.4  million  related   to  the
     Conversion and Reorganization on June 6, 1996.
(3) At March 31, 1997, includes a non-recurring expense of $454,000 in regard to a one-time deposit premium to recapitalize the SAIF.
(4) During all periods presented, the Bank did not have any loans which qualified for nonperforming status, and had no real estate owned.
(5) Non-interest expense at or for the years ended March 31, 1996 and 1997 includes amortization of goodwill.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding our financial condition and results of operations. The information in this section should also be read with our Consolidated Financial Statements and Notes to the Consolidated Financial Statements elsewhere in this document.

        Our results of operations depend primarily on net interest income, which is determined by (i) the difference between rates of interest we earn on our interest-earning assets and the rates we pay on interest-bearing liabilities (interest rate spread), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. In addition, our results of operations are also affected by non-interest income, primarily, income from customer deposit account service charges and non-interest expense, including, primarily, salaries and employee benefits, federal deposit insurance premiums, office occupancy expenses and other general and administrative expenses. We are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond our control.

Asset/Liability Management

        Our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

        An asset or liability is interest rate sensitive within a specific time period, if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

Net Portfolio Value

        In order to measure our interest rate risk, we use a interest rate sensitivity model similar to that used by the OTS for OTS regulated institutions. We compute our interest rate risk by which the net present value of our cash flow from assets, liabilities and off balance sheet items (our net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our NPV from instantaneous and permanent 1% to 3% increases and decreases in market interest rates. At March 31, 1997, we estimated that our NPV would decrease 11%, 23%, and 35% and increase 11%, 21%, and 31% in the event of 1%, 2%, and 3%, increases and decreases in market rates, respectively. These calculations indicate that our net portfolio value could be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. Changes in interest rates also may affect our net interest income, while increases in rates expected to decrease income and decreases in rates expected to increase income, our interest-bearing liabilities would be expected to mature or reprice more quickly than our interest-earning assets. In addition, we would be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

        While we cannot predict future interest rates or their effects on our NPV or net interest income, we do not expect current interest rates to have a material adverse effect on our NPV or net interest income in the future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run- offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above.
Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

        Our total consolidated assets increased by $21.4 million or 24.7% from $86.6 million at March 31, 1996 to $108.0 million at March 31, 1997. The increase in assets for the period was primarily attributable to the growth in our loan portfolio of $5.8 million which was the result of increase loan demand in our market area. In addition, our investment and mortgage-backed securities portfolios held to maturity increased $13.2 million and $6.4 million, respectively, which was offset by the sale of $4.4 million of securities available for resale. Loan growth and investment and mortgage-backed securities held for maturity were primarily funded from $3.4 million in net proceeds received in connection with our stock offering which was completed in June 1996, increases of $7.5 million in net deposits and $10.0 million in FHLB advances. Our total liabilities increased $17.6 million or 21.9% from $80.4 million at March 31, 1996 as compared to $98.0 million at March 31, 1997. Shareholders' equity increased $3.8 million, or 62.4%, from $6.1 million at March 31, 1996 to $9.9 million at March 31, 1997. The net increase in shareholders' equity is the result of $3.4 million in net proceeds from our stock offering and $435,000 in net income.

Results Of Operations for the Year Ending March 31, 1997

        Net Income. Net income decreased $117,000 or 21.2% from $552,000 for 1996 to $435,000 for 1997. The decrease was primarily the result of the recognition of the one-time SAIF special insurance assessment in the amount of $291,000 (after taxes), which was partially offset by an increase in net interest income of $397,000 (after taxes).

        Net Interest Income. Net interest income is the most significant component of our operations. Net interest income is the difference between interest we receive on our interest-earning assets (primarily loans, investment and mortgage-backed securities) and interest we pay on our interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume of and rates earned on interest-earning assets and the volume of and rates paid on interest-bearing liabilities.

        The following table sets forth a summary of average balances of assets and liabilities with corresponding interest income and interest expense as well as average yield and cost information. Average balances are derived from monthly balances. However, we do not believe the use of month-end balances has caused any material difference in the information presented. There have been no tax equivalent adjustments made to the yields.


                                                                     Year Ended March 31,
                                -----------------------------------------------------------------------------------------------
                                                   1996                                          1997
                                ------------------------------------------     -----------------------------------------
                                      Average                 Average                Average                Average
                                      Balance    Interest    Yield/Cost              Balance    Interest   Yield/Cost
                                      -------    --------    ----------              -------    --------   ----------
                                                                    (Dollars in Thousands)

Interest-earning assets:
 Loans receivable...............      $32,958      $2,617           7.94%            $38,503      $3,009          7.82%
 Mortgage-backed securities.....       13,095         848           6.48              16,948       1,147          6.77
 Cash and investment securities(1)     33,006       2,101           6.37              38,988       2,493          6.39
                                       ------       -----                             ------       -----
  Total interest-earning assets.       79,059       5,566           7.04              94,439       6,649          7.04
                                                    -----           ----                           -----          ----
Non-interest-earning assets.....        2,838                                          2,925
                                       ------                                         ------
  Total assets..................      $81,897                                        $97,364
                                       ======                                         ======
Interest-bearing liabilities:
  Borrowings....................            -           -              -               4,167         215          5.16
 Deposit accounts...............       75,714       3,314           4.38             $83,563       3,560          4.26
                                       ------       -----                             ------       -----
  Total interest-bearing liabilities   75,714       3,314           4.38              87,730       3,775          4.30
                                                    -----         ------                           -----        ------
Non-interest bearing liabilities          328                                            487
                                       ------                                         ------
 Total liabilities..............       76,042                                         88,217
Shareholders' equity............        5,855                                          9,147
                                       ------                                         ------
 Total liabilities and shareholders'  $81,897                                        $97,364
                                       ======                                         ======
  equity........................
Net interest income.............                   $2,252                                         $2,874
                                                    =====                                          =====
Interest rate spread(2).........                                    2.66%                                         2.74%
                                                                  ======                                        ======
Net yield on interest-earning assets(3)                             2.85%                                         3.04%
                                                                  ======                                        ======
Ratio of average interest-earning assets
to average interest-bearing liabilities                           104.42%                                       107.65%
                                                                 ======                                        ======

---------------------------------
(1)  Includes interest-bearing deposits in other financial institutions.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest- bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

        The table below sets forth information regarding changes in our interest income and interest expense for the periods indicated. For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in volume). Increases and decreases due to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.



                                                                Year Ended March 31,
                              ------------------------------------------------------------------------------------
                                          1995     vs.     1996                       1996     vs.     1997
                              -----------------------------------------   ----------------------------------------
                                        Increase (Decrease)                        Increase (Decrease)
                                               Due to                                     Due to
                              -----------------------------------------   ----------------------------------------
                                                     Rate/                                      Rate/
                              Volume      Rate      Volume       Net      Volume      Rate      Volume      Net
                              ------      ----      ------       ---      ------      ----      ------      ---
                                                              (Dollars in Thousands)

Interest income:
 Mortgage loan portfolio...    $ 177       $(28)        $ (2)     $ 147     $ 440      $ (40)      $ (7)     $ 343
 Mortgage-backed securities       36         91            5        132       250         38         11        299
 Investment securities/
   FHLB stock..............      490        193           70        753       380          7          1        388
                               -----       ----        -----      -----      ----       ----       ----       ----
  Total change in
    interest income........    $ 703      $ 256       $   73    $ 1,032   $ 1,070      $   5      $   5    $ 1,080
                                ====       ====        =====     ======    ======       ====       ====     ======

Interest expense:
  Deposits.................    $ 434      $ 490        $  92    $ 1,016    $  344     $ (91)       $ (9)     $ 244
  Borrowings...............        0          0            0          0         0          0        215        215
                               -----       ----         ----      -----      ----        ---     ------      -----
   Total change in
     interest expense......    $ 434     $  490        $  92    $ 1,016    $  344     $ (91)    $   206      $ 459
                                ====      =====         ====     ======     =====      =====     ======       ====


NET CHANGE IN NET
  INTEREST INCOME..........    $ 269     $ (256)       $ (19)    $   16    $  726      $  96     $ (201)     $ 621
                                ====     ======        =====      =====     =====       ====     ======       ====


        Our net interest income increased $621,000 or 27.6% to $2.9 million in 1997 compared to $2.3 million in 1996. The increase was due primarily to the growth of average interest-earning assets from $79.0 million in 1996 to $94.4 million in 1997. The increase in our average interest-earning assets of $15.4 million reflects an increase of $5.5 million in average loans, an increase of $3.8 million in average mortgage-backed securities and an increase of $6.0 million in average cash and investment securities, which was funded by an increase of $7.8 in average deposit accounts and $4.1 million in average borrowings.

        Our interest rate spread and net interest margin increased in 1997 compared to 1996. This was due to a decrease in the interest cost of average interest-bearing liabilities from 4.38% in 1996 to 4.30% in 1997. The yield on our average interest-earning assets was 7.04% in 1996 and 1997.

        The decrease in the cost of our average interest-bearing liabilities was due primarily to decreases in the cost of our deposit accounts from 4.38% in 1996 to 4.26% in 1997, offset by borrowed money which increased to 5.16% in 1997. The lower costs of deposit accounts reflects our reduction of deposit rates to match the decrease in interest rates during 1996 and the increase in the cost of borrowings reflects the increase in average advances from the Federal Home Loan Bank .

        Provision for Loan Losses. We recorded a provision for loan losses of $52,000 in 1997 compared with $35,000 in 1996. The increase in our loan for loan losses in 1997 and 1996 reflects the increase in the size of our loan portfolio due to internal loan growth.

        Historically, we have emphasized our loss experience over other factors in establishing the provision for loan losses. We review the allowance for loan losses in relation to: (i) the composition of our loan portfolio, (ii) observations of the general economic climate and (iii) loan loss expectations (identification of problem loans and the establishment of specific loan loss allowances on such loans).

        We will continue to monitor our allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. We maintain an allowance for loan losses at a level that we consider to be adequate to provide for the inherent risk of loss in our loan portfolio, however, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by the FDIC and the New Jersey Department of Banking (the "Regulators"), as part of the examination process, which may result in the establishment of an additional allowance based upon the judgment of the Regulators after review of the information available at the time of their examination.

        Non-Interest Income. Our non-interest income increased $41,000 in 1997 or 37.9% from $108,000 for the year ended March 31, 1996 to $149,000 for the year ended March 31, 1997, primarily due to an increase in ATM fees and personal and business checking accounts which resulted in increased fee income.

        Non-Interest Expense. Our non-interest expense increased by $735,000 or 49.8% from $1.48 million for 1996 to $2.21 million for 1997. The increase was primarily attributable to the one-time special SAIF assessment of $454,000. Pursuant to the Economic Growth and Paperwork Reduction Act of 1996 (the "Act"), the FDIC imposed a special assessment on SAIF members to capitalize the SAIF at the designated reserve level of 1.25% as of October 1, 1996. Based on our deposits as of March 31, 1995, the date for measuring the amount of the special assessment pursuant to the Act, our special assessment was $454,000. Due to the recapitalization of the SAIF, we expect lower premiums for deposit insurance in future periods.

        Pursuant to the Act, we will pay, in addition to our normal deposit insurance premium as a member of the SAIF, an annual amount equal to approximately 6.4 basis points of outstanding SAIF deposits toward the retirement of the Financing Corporation Bonds ("Fico Bonds") issued in the 1980's to assist in the recovery of the savings and loan industry. Members of the Bank Insurance Fund ("BIF"), by contrast, will pay, in addition to their normal deposit insurance premium, approximately 1.3 basis points. Beginning no later than January 1, 2000, the rate paid to retire the Fico Bonds will be equal for members of the BIF and the SAIF. The Act also provides for the merging of the BIF and the SAIF by January 1, 1999 provided there are no financial institutions still chartered as savings associations at that time. Should the insurance funds be merged before January 1, 2000, the rate paid by all members of this new fund to retire the Fico Bonds would be equal.

        In addition, salaries and employee benefits increased $48,000 in 1997 compared to 1996 due to our hiring of additional staff. We also recognized a $98,000 loss on the sale of mutual funds from our investment securities portfolio held for resale.

        Income Tax Expense. Our income tax expense increased $27,000 or 9.0% from $297,000 for 1996 to $324,000 for 1997 as a result of a non-deductible capital loss of $98,000 from our sale of mutual funds.

Liquidity and Capital Resources

        Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of New York. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

        Net cash provided by our operating activities for the year ended March 31, 1997 totalled $730,000 as compared to $494,000 for the year ended March 31, 1996.

        Net cash used in our investing activities for the year ended March 31,1997 totalled $21.3 an increase of $10.5 million from March 31, 1996. The increase was primarily attributable to net loan originations of $3.6 million and net proceeds of $6.9 from calls and maturities of our investment and mortgage-backed securities portfolio held to maturity and the sales from our investment securities portfolio held for resale.

        Net cash provided by our financing activities for 1997 totalled $20.8 million. This was the result of a net increase in deposits of $7.5 million, $10.0 million in FHLB advances and $3.4 million in net proceeds from our stock offering.

        Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Further, the disparity in Fico Bond interest payments as described herein could result in us losing deposits to BIF members that have lower costs of funds and therefore are able to pay higher rates of interest on deposits. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds. We are also subject to federal and state regulations that impose certain minimum capital requirements.

Impact of Inflation and Changing Prices

        Our consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

        FASB Statement on Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. In June 1996, FASB issued SFAS No. 125, which will be effective, on a prospective basis, for fiscal years beginning after December 31, 1996. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 extends the "available for sale" and "trading" approach of SFAS No. 115 to non-security financial assets that can be contractually prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment to SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. The FASB has proposed to defer the effective date of SFAS No. 125 until January 1, 1998 for certain transactions including repurchase agreements, dollar-roll, securities lending and similar transactions. FASB 125 will not have a material effect on our financial statements.

        FASB Statement on Earnings Per Share. In March 1997, FASB issued SFAS No. 128, which will be effective, for fiscal years and interim periods ending after December 15, 1997. SFAS No. 128 will require an institution to change the method by which it calculates earnings per share. Earlier application of this statement is not permitted, however, pro forma earnings per share amounts using SFAS No. 128 is permitted. We do not believe the implementation of SFAS No. 128 will have a material effect upon our earnings per share calculation.

                                                                         F-1
--------------------------------- RDH LOGO -------------------------------------


                            RD HUNTER & COMPANY LLP

One Mack Centre Drive     Certified Public Accountants   Members
Paramus, New Jersey                                      American Institute of
07652-3900                                                 Certified Public Accountants
Tel 201 261-4030                                         New Jersey Society of
Fax 201 261-8588                                           Certified Public Accountants
http://www.rdhunter.com                                  Accounting Firms Associated, Inc.
                                                         Alliott Peirson International


                          Independent Auditors' Report
                          ----------------------------


Board of Directors and Shareholders of
Westwood Financial Corporation and Subsidiary
700-88 Broadway
Westwood, New Jersey  07675


We have audited the accompanying consolidated balance sheets of Westwood Financial Corporation and Subsidiary (the "Company") as of March 31, 1997 and 1996, and the related consolidated statements of shareholders' equity, income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Westwood Financial Corporation and Subsidiary at March 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                    /s/RD Hunter & Company LLP
                                                    ----------------------------
Paramus, New Jersey                                 RD Hunter & Company LLP
May 1, 1997                                         Certified Public Accountants


  Offices in Paramus, New Jersey - Princeton, New Jersey - New York, New York

                Westwood Financial Corporation and Subsidiary               F-2
                           Consolidated Balance Sheets
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                               1997          1996
                                                                            ------------  --------
                                                                                  (in thousands)
     Assets
     ------


Cash and cash equivalents                                                   $   5,408    $   5,208
                                                                            ---------    ---------


Investments
  Held for resale, at market value                                                  2        4,422
  Held to maturity, at amortized cost (market value of $38,124
   and $25,587 at March 31, 1997 and March 31, 1996, respectively)             38,903       25,742
                                                                            ---------    ---------
      Total investments                                                        38,905       30,164
                                                                            ---------    ---------


Mortgage-backed securities, held to maturity
 (market value of $19,581 and $13,266 at
  March 31, 1997 and March 31, 1996, respectively)                             19,728       13,281
                                                                            ---------    ---------

Loans and interest receivable                                                  40,596       34,715
                                                                            ---------    ---------

Stock in Federal Home Loan Bank, at cost                                          576          440
Accrued interest receivable                                                       852          488
Property and equipment, net                                                       734          750
Prepaid expenses and other assets                                                  50          279
Prepaid corporate taxes                                                             -            1
Goodwill                                                                        1,132        1,238
                                                                            ---------    ---------
     Total other assets                                                         3,344        3,196
                                                                            ---------    ---------
     Total                                                                  $ 107,981    $  86,564
     -----                                                                  =========    =========

     Liabilities and Shareholders' Equity
     ------------------------------------

Liabilities:
  Deposits                                                                  $  87,857    $  80,356
  Loan payable                                                                 10,000         --
  Accrued expenses                                                                 83           82
  Dividends payable                                                                32         --
  Corporate taxes payable                                                          59         --
                                                                            ---------    ---------
     Total liabilities                                                         98,031       80,438
                                                                            ---------    ---------

Shareholders' Equity:
  Common stock $.10 par value 747,500 shares authorized,
   645,241 issued and outstanding at 3/31/97
   $2 par value 5,000,000 shares authorized,
   380,000 issued and outstanding at 3/31/96                                       65          760
  Additional paid in surplus                                                    3,212        4,413
  Stock bonus plans                                                               (80)        (128)
  Unrealized loss on investments                                                 --            (93)
  Retained earnings                                                             6,753        1,174
                                                                            ---------    ---------
     Total shareholders' equity                                                 9,950        6,126
                                                                            ---------    ---------
     Total                                                                  $ 107,981    $  86,564
     -----                                                                  =========    =========

             (The accompanying notes are an integral part of these
                       consolidated financial statements)

                Westwood Financial Corporation and Subsidiary              F-3
                 Consolidated Statements of Shareholders' Equity
                       Years Ended March 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                                                     Unrealized
                                                       Additional                      (Loss)                         Total
(in thousands)                               Common      Paid in      Stock Bonus    Recovery on    Retained       Shareholders'
                                             Stock       Surplus         Plans       Investments    Earnings          Equity
                                             -----       -------         -----       -----------    --------          ------
Balance March 31, 1995                   $      760   $    4,413    $     (176)       $  (109)        $   654         $ 5,542

Recovery of unrealized loss
 on investments                               - - -        - - -         - - -             16           - - -              16

Release of stock bonus plans
 shares                                       - - -        - - -            48          - - -           - - -              48


Net income                                    - - -        - - -         - - -          - - -             552             552

Cash dividends declared                       - - -        - - -         - - -          - - -             (32)            (32)
                                         ----------   ----------    ----------        -------         -------         -------
Balance March 31, 1996                          760        4,413          (128)           (93)          1,174           6,126


Exchange of Westwood Savings Bank
 stock to Westwood Financial
 Corporation and Subsidiary                    (760)      (4,413)        - - -          - - -           5,273             100

Proceeds from Westwood Financial
 Corporation and Subsidiary
 initial public offering                         65        3,263         - - -          - - -           - - -           3,328

Purchase and retirement of
  treasury stock                              - - -          (51)        - - -          - - -           - - -             (51)

Loss realized on sale of
  investments held for resale                 - - -        - - -         - - -             93           - - -              93

Release of stock bonus plan shares            - - -        - - -            48          - - -           - - -              48


Net income                                    - - -        - - -         - - -          - - -             435             435

Cash dividends declared                       - - -        - - -         - - -          - - -            (129)           (129)
                                          ----------   ----------   ----------        -------         -------         -------

  Balance March 31, 1997                  $      65   $    3,212    $      (80)      $  - - -         $ 6,753         $ 9,950
  ----------------------                  ==========  ==========    ==========        =======         =======         =======



              (The accompanying notes are an integral part of these
                       consolidated financial statements)

                Westwood Financial Corporation and Subsidiary              F-4
                        Consolidated Statements of Income
                       Years Ended March 31, 1997 and 1996
--------------------------------------------------------------------------------



                                                               1997      1996
                                                               ----      ----
                                                        ( $ in thousands except
                                                        earnings per share data)
Interest and dividend income:
  Loans receivable                                          $ 3,008   $ 2,616
  Mortgage backed securities                                  1,147       849
  Investment securities and other
   interest bearing assets                                    2,463     2,070
  Federal Home Loan Bank stock                                   30        31
                                                             ------    ------

                                                              6,648     5,566
                                                             ------    ------
Interest expense:
  Deposits                                                    3,560     3,314
  Borrowings                                                    215     - - -
                                                             ------   -------
                                                              3,775     3,314
                                                             ------   -------
     Net interest income                                      2,873     2,252

Provision for loan losses                                        52        35
                                                            -------    ------
     Net interest income after
      provision for loan losses                               2,821     2,217
                                                             ------     -----
Non-interest income:
  Late charges                                                    6         7
  Miscellaneous charges and fees                                143       101
                                                             ------    ------
                                                                149       108
                                                             ------     -----
Non-interest expenses:
  General and administrative                                    882       748
  Salaries and employee benefits                                672       624
  Rent and utilities                                            105       104
  SAIF Special assessment                                       454     - - -
  Loss on sale of investments held for resale                    98     - - -
                                                            -------   -------
                                                              2,211     1,476
                                                             ------     -----

     Income before taxes on income                              759       849
                                                            -------    ------
Taxes on income:
  Federal income tax                                            314       272
  NJ Savings Institution tax                                     10        25
                                                           --------   -------
     Total taxes on income                                      324       297
                                                            -------    ------

     Net income                                           $     435 $     552
     ----------                                             =======   =======

     Earnings per share                                   $     .73
     ------------------                                     =======


             (The accompanying notes are an integral part of these
                       consolidated financial statements)

                Westwood Financial Corporation and Subsidiary              F-5
                      Consolidated Statements of Cash Flows
                       Years Ended March 31, 1997 and 1996
--------------------------------------------------------------------------------

                                                               1997      1996
                                                               ----      ----
Operating activities:
  Net income                                               $    435  $    552
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation and amortization                               163       155
    Provision for loan losses                                    52        35
    Stock bonus plans expense                                    48        48
    Loss on sale of investments                                  98       -
     (Increase) decrease in assets:
      Interest receivable                                      (364)      (96)
      Prepaid corporate taxes                                     1         8
      Prepaid expenses                                          229      (223)
     Increase (decrease) in liabilities:
      Interest payable                                            8        46
      Deferred income                                           -         (19)
      Corporate taxes payable                                    59        22
      Accrued expenses                                            1       (34)
                                                            -------    ------
        Net cash provided by operating activities               730       494
                                                            -------    ------

Investing activities:
  Loans made to customers                                   (13,797)   (9,445)
  Principal collected on loans                                7,864     7,129
  Purchase of FHLB stock                                       (136)      (19)
  Purchase of investments                                   (25,609)  (24,376)
  Proceeds from matured/called investments                   10,416    15,986
  Purchases of property and equipment                           (53)      (55)
  Acquisition of goodwill                                        12       -
                                                            -------    ------
        Net cash used in investing activities               (21,303)  (10,780)
                                                            -------   -------

Financing activities:
  Net increase in deposit accounts                            7,493    10,487
  Proceeds from borrowings                                   10,000       -
  Dividends paid                                                (97)      (48)
  Proceeds from public stock offering, net                    3,428       -
  Purchase of treasury stock                                    (51)      -
                                                            -------   -------
        Net cash provided by financing activities            20,773    10,439
                                                            -------   -------

        Increase in cash and cash equivalents                   200       153

Cash and cash equivalents, beginning of year                  5,208     5,055
                                                            -------   -------

        Cash and cash equivalents, end of year             $  5,408  $  5,208
        --------------------------------------               ======    ======

Supplemental disclosures of cash flow information:
--------------------------------------------------

Cash paid for interest                                     $  3,767   $ 3,267
                                                             ======    ======

Cash paid for taxes on income                              $    264  $    267
                                                             ======    ======

             (The accompanying notes are an integral part of these
                       consolidated financial statements)

                Westwood Financial Corporation and Subsidiary              F-6
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

Note 1 - Summary of Significant Accounting Policies
         ------------------------------------------

Westwood Financial Corporation is a holding company whose subsidiary, Westwood Savings Bank, has been serving Northern Bergen County, New Jersey since 1906. The Bank is a full service financial institution which primarily grants first and second mortgages on one and two family homes to qualified applicants within the Northern Bergen County region secured by security liens on the respective properties.

         A. Principles of Consolidation
            ---------------------------

            The accompanying consolidated financial statements include the accounts of Westwood Financial Corporation and Westwood Savings Bank, a wholly-owned subsidiary of the Corporation. All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements at March 31, 1996 are the audited financial statements at that date of Westwood Savings Bank.

         B. Organization
            ------------

            The Corporation is a New Jersey stock corporation organized in December 1995 to facilitate the conversion of the Bank's holding company (formerly Bergen North Financial, M.H.C.) from the mutual to stock form of ownership and to acquire and hold all of the capital stock of the Bank. In connection with the conversion, Bergen North Financial, M.H.C., which had owned 58% of the Bank's common stock, was merged with and into the Bank, and its shares of the Bank were canceled. On June 6, 1996, the Corporation issued 261,488 shares of its common stock for all of the remaining outstanding shares of the Bank, and issued and sold 385,184 shares of its common stock at a price of $10.00 per share which after giving effect to offering expenses of $424,000 resulted in net proceeds of $3,428,000. Since June 6, 1996, the Corporation engaged in no significant business activity other than its ownership of the Bank's common stock.

         C. Use of Estimates
            ----------------

            The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from these estimates.

            Material estimates that are particularly susceptible to significant change relates to the determination of the allowance for loan losses.

                Westwood Financial Corporation and Subsidiary              F-7
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 1 - Summary of Significant Accounting Policies - (continued)
         --------------------------------------------------------

         D. Investments and Mortgage-Backed Securities
            ------------------------------------------

            The Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), effective March 31, 1994. SFAS 115 requires the Bank to classify its securities as: (1) held to maturity, (2) available for sale and (3) trading.

            Securities held to maturity consist of debt securities that management intends to, and the Bank has the ability to, hold until maturity. Such securities are stated at cost, adjusted for amortization of premium and accretion of discount.

            Securities available for sale consist of debt and equity securities that are not intended to be held to maturity and are not held for trading. Securities available for sale are reported at fair value, with unrealized gains and losses credited or charged, net of tax effect, directly to stockholders' equity. Realized gains and losses on securities available for sale are determined on a specific identification basis.

            The Bank has not classified any of its securities as trading.

         E. Loans Receivable
            ----------------

            Loans are stated at their principal amounts outstanding, net of unearned income and loan origination fees and costs. Interest on loans is accrued and credited to interest income based on loan principal amounts outstanding at appropriate interest rates. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to the loan's yield. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued. Any subsequent payments are credited to income as received. Other loan fees are recorded as earned and included in non-interest income.

            Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," (SFAS No. 114) as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan- Income Recognition and Disclosures," (SFAS No. 118) were adopted prospectively by the Bank on January 1, 1995. SFAS No. 114 defines an impaired loan as a loan for which it is probable based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. The Bank has defined the population of impaired loans to be all non-accrual loans. Commercial and mortgage impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows. There were no impaired loans at March 31, 1997 as defined by SFAS 114 and SFAS 118.

                Westwood Financial Corporation and Subsidiary              F-8
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

Note 1  - Summary of Significant Accounting Policies: (continued)
          -------------------------------------------------------

         F. Provision for Loan Losses
            -------------------------

            The allowance for loan losses is established through a provision for loan losses charged to income. Losses on loans are charged against the allowance when management believes the collectibility of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is based upon factors such as individual loan characteristics, changes in composition and volume of the loan portfolio, economic conditions and other factors that may warrant recognition in maintaining an allowance at a level sufficient to provide for estimated loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Northern New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

         G. Property and Equipment
            ----------------------

            Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed using the straight-line method, over the estimated useful lives of the assets. The estimated useful lives are as follows:

                  Classification                         Life (Years)
                  --------------                         ------------

              Building and building improvements             39
              Office property and equipment                5 to 10
              Leasehold improvements                         10

            The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in fiscal year 1997. This statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Impairment would be considered when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Implementation of this statement had no effect on the consolidated financial statements.

                Westwood Financial Corporation and Subsidiary              F-9
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------




Note 1  - Summary of Significant Accounting Policies: (continued)
          -------------------------------------------------------

         H. Goodwill
            --------

            Goodwill, which represents the excess of the cost of acquiring the Haworth, New Jersey branch over the fair value of the net assets at the date of acquisition, is being amortized using the straight line method over 15 years. The asset is evaluated annually for potential impairment.

         I. Interest Rate Risk
            ------------------

            The Company is engaged principally in providing first mortgage loans to individuals. At March 31, 1997, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

            The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at high interest rates, thereby reducing the market value of long-term assets and net interest income.

         J. Statement of Cash Flows
            -----------------------

            For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks with original maturities of three months or less, and Federal funds sold. Generally, Federal funds sold are for a one-day period.

         K. Income Taxes
            ------------

            The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

               Westwood Financial Corporation and Subsidiary               F-10
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 1  - Summary of Significant Accounting Policies: (continued)
          -------------------------------------------------------

         L. Earnings per Share
            ------------------

            Earnings per share amounts for the year end March 31, 1997 are determined by dividing net income by the calculated weighted average number of shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents computed using the Treasury Stock method, however, they did not have a material effect on primary and fully diluted earnings per share.

            Earnings per share data is not presented for the year end March 31, 1996 due to the conversion and reorganization effective June 6, 1996, and such information would not be meaningful.

Note 2  - Cash and Cash Equivalents:
          -------------------------

          Cash and cash equivalents consist of the following at March 31:

                                                     1997         1996
                                                     ----         ----
          Noninterest bearing:
            Cash on hand                          $  1,475      $   330
            Fleet Bank                                  19           36
            Core States Bank                            31           50
            Westwood Savings Bank                        5           -
                                                    ------       ------
                                                     1,530          416
                                                     -----        -----
          Interest bearing:
            Federal Reserve Bank                     1,751        1,236
            F.H.L.B. - Demand                          327          256
            F.H.L.B. - Overnight                       700          300
            First USA                                1,000        3,000
            Bogota Savings Bank                        100           -
                                                     -----       ------
                                                     3,878        4,792
                                                     -----       ------
                 Total                             $ 5,408      $ 5,208
                 -----                               =====        =====

               Westwood Financial Corporation and Subsidiary              F-11
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

Note 3  -  Loans Receivable and Interest Receivable:
           ----------------------------------------

                                 March 31, 1997
                                 --------------

          Loans receivable and interest receivable consist of the following:

                                                                      Loans
                                                                    Receivable
                                                                    ----------
                                                                  (in thousands)


          Conventional direct reduction mortgages                    $ 29,215
          Second mortgages                                              6,592
          Mortgage loan participation                                     436
          V.A. Direct Reduction Mortgages                                  12
          Account loans                                                   971
          Property improvement loans                                    1,062
          Home equity lines of credit                                   1,708
          Student loans                                                   113
          Automobile loans                                                300
          Personal loans                                                  189
          Construction loans                                               68
          NOW credit reserve loans                                          1
                                                                     --------
                                                                       40,667

          Add, interest receivable                                        225

          Less, Deferred loan origination
                fees (see Note 4)                                         (78)


                Valuation allowance relating
                 to loan losses (see Note 5)                             (218)
                                                                     --------


               Total                                                 $ 40,596
               -----                                                 ========

          The following table sets forth the maturity of loans receivable as of March 31, 1997:

                                                                 (In Thousands)
                                                                 --------------

          Maturity of one year or less                               $  3,534
          Maturity of over one through two years                        1,148
          Maturity of over two through three years                      1,796
          Maturity of over three through five years                     5,988
          Maturity of over five through ten years                       8,029
          Maturity of over ten years                                   20,172
                                                                       ------

               Total                                                 $ 40,667
               -----                                                   ======

               Westwood Financial Corporation and Subsidiary              F-12
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 3  - Loans Receivable and Interest Receivable: - (continued)
          ----------------------------------------

                                 March 31, 1996
                                 --------------

          Loans receivable and interest receivable consist of the following:


                                                                     Loans
                                                                   Receivable
                                                                   ----------
                                                                (in thousands)


          Conventional direct reduction mortgages                   $ 26,578
          Second mortgages                                             4,782
          Mortgage loan participation                                    439
          F.H.A. Direct Reduction Mortgages                                9
          V.A. Direct Reduction Mortgages                                 13
          Account loans                                                  489
          Property improvement loans                                     830
          Home equity lines of credit                                  1,075
          Student loans                                                   87
          Automobile loans                                               356
          Personal loans                                                 180
                                                                    --------
                                                                      34,838

          Add, interest receivable                                       211

          Less, Deferred loan origination
                fees (see Note 4)                                       (165)


                Valuation allowance relating
                 to loan losses (see Note 5)                            (169)
                                                                    --------


               Total                                                $ 34,715
               -----                                                  ======

               Westwood Financial Corporation and Subsidiary              F-13
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 4 -  Deferred Income:
          ---------------
                                                               March 31,
                                                               ---------
                                                          1997         1996
                                                          ----         ----
                                                          (in thousands)

          Deferred income deducted from loans
            receivable in Note 3 (above) consists
            of the following:

             Deferred loan fees                        $     54      $   125
             Modification origination fees                   24           40
                                                          -----        -----

                  Total                                 $    78      $   165
                  -----                                   =====        =====


Note 5  - Valuation Allowance:
          -------------------

          The valuation allowance pertaining to loan losses deducted from loans receivable in Note 3 (above) consists of the following:

                                                               March 31,
                                                               ---------
                                                           1997         1996
                                                           ----         ----
                                                            (in thousands)

          Balance, beginning of period                   $   169      $   134

            Add, provision charged to income                  52           35

            Less, losses charged against
                    allowance                                (3)          -
                                                          -----        ----

          Balance, end of period                         $   218      $   169
          ----------------------                           =====        =====

               Westwood Financial Corporation and Subsidiary              F-14
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

Note 6  - Investments and Accrued Interest:
        -----------------------------------

                                                    March 31, 1997
                                                    --------------
                                                                 Gross        Gross
                          Interest     Face       Amortized    Unrealized  Unrealized      Market     Accrued
                Maturity    Rate       Amount        Cost         Gains      Losses        Value     Interest
                --------    ----       ------        ----         -----      ------        -----     --------

  ($ in thousands)
1.   Investments held for resale:

Asset Manage-
 ment Fund
 Adjustable
 Rate
 Mortgages         N/A     6.144%    $     2       $     2       $     -     $      -     $     2    $      -
                 =====     =====     =======        ======         =====       ======     =======    ========

2.   Investments held to maturity:


Federal Home               5.04%
 Loan Bank                  to
 Notes           Various   8.31%     $ 15,500      $15,497       $     -     $   (282)    $15,215    $    259


Federal Home    04/21/97   5.47%
 Loan Bank         to        to
 Term Deposits  05/19/97   5.51%        1,000        1,000             -            -       1,000           1


US Treasury
 Note           01/15/99   6.375%         500          497             3            -         500           6


Federal National           5.3%
 Mortgage Assoc.            to
 Bonds           Various   8.0%         8,000        8,000             -         (122)      7,878         154


Westwood Board
 of Education
 Bond           06/15/00   5.35%          400          409             2            -         411           6


Student Loan
 Marketing
 Association
 Bonds          07/25/00   6.445%          500         500             -           (6)        494          6


Federal Home
 Loan Mortgage  02/02/99   5.7%
 Corporation       to       to
 Bonds          11/20/06   8.04%        13,000      13,000            -          (374)     12,626        311
                                        ------      ------       ------         -----      ------   --------


                   Total               $38,900     $8,903        $    5       $  (784)    $38,124    $   743
                   -----               =======     ======        ======        ======     =======    =======


               Westwood Financial Corporation and Subsidiary              F-15
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 6  - Investments and Accrued Interest: - (continued)
          --------------------------------

                                                   March 31, 1996
                                                   --------------
                                                                         Gross       Gross
                                 Interest     Face       Amortized    Unrealized  Unrealized      Market     Accrued
                       Maturity    Rate       Amount        Cost         Gains      Losses        Value     Interest
                       --------    ----       ------        ----         -----      ------        -----     --------
   ($ in thousands)
1.   Investments held for resale:

Asset Manage-
 ment Fund
 Adjustable
 Rate
 Mortgages              N/A       5.944%    $   3,500    $   3,500     $      -    $   (14)     $  3,486    $    18

Overland Express
 Variable Rate

 Government Fund        N/A       4.786%        1,015        1,015            -        (79)          936          4
                                              -------      -------       ------      -----        ------     ------

                                            $   4,515    $   4,515      $     -     $  (93)      $ 4,422    $    22
                                              =======        =====       ======      =====        ======     ======

2.   Investments held to maturity:

Federal Home                      5.04%
 Loan Bank                         to
 Notes                 Various    8.31%     $  13,000     $ 12,997      $     -     $  (89)      $12,908    $   196


Federal Home         04/08/96     5.13%
 Loan Bank               to        to
 Term Deposits       04/22/96     5.66%         2,000        2,000            -          -         2,000         18


US Treasury
 Note                01/15/99     6.375%          500          496           10          -           506          6


Federal National
 Mortgage Assoc.
 Bonds                 Various    8.0%          6,500        6,500            -        (52)        6,448        121


First USA Bank
 Certificate of
 Deposit              03/21/97    5.85%           750          750            -          -           750          1


Student Loan
 Marketing            10/14/99    6.445%
 Association             and       to
 Bonds                03/25/00    7.82%         1,000        1,000            4          -         1,004         24


Federal Home
 Loan Mortgage        02/02/99    5.7%
 Corporation             to        to
 Bonds                02/27/06    7.584%        2,000        1,999            -        (28)        1,971         16
                                             --------      -------     --------    -------       -------     ------

                         Total              $  25,750     $ 25,742      $    14     $ (169)      $25,587    $   382
                         -----               ========      =======       ======      =====       =======     ======

               Westwood Financial Corporation and Subsidiary              F-16
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 6  - Investments and Accrued Interest:  (continued)
          --------------------------------

          Investments held to maturity are scheduled to mature contractually within the following periods as of March 31, 1997:

                                                                                          (In Thousands)
                                                                                          --------------
                                                                                       Amortized     Market
                                                                                        Cost         Value
                                                                                        ----         -----

          Maturity of one year or less                                                 $   1,000    $   1,000
          Maturity of more than one year through five years                               15,905       15,760
          Maturity of more than five years through ten years                              17,998       17,514
          Maturity of more than ten years                                                  4,000        3,850
                                                                                          ------       ------


               Total                                                                    $ 38,903     $ 38,124
               -----                                                                      ======       ======

Note 7 -  Mortgage-backed Securities and Accrued Interest:
          -----------------------------------------------


                                                   March 31, 1997
                                                   --------------
                                                                  Gross       Gross
                          Interest     Face       Amortized    Unrealized  Unrealized     Market       Accrued
                Maturity    Rate       Amount        Cost        Gains       Losses       Value        Interest
                --------    ----       ------        ----        -----       ------       -----        --------

   ($ in thousands)
Investments held to maturity:

Federal National
 Mortgage Assoc   1/1/99      6.5%
 Participating      to         to
 Certificates     3/1/26      7.5%  $  5,029     $  3,227    $     -        $  (80)     $  3,147        $  19

Federal Home
 Loan Mortgage
 Corporation      4/1/96      5.0%
 Participating     to          to
 Certificates     1/1/02     8.75%    14,498        5,256          -          (119)        5,137           29

Federal Home
 Loan Mortgage
 Corporation      4/1/17
 Participating     to
 Certificates     9/1/22      ARM      3,184          684         12            -           696             8


               Westwood Financial Corporation and Subsidiary              F-17
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 7 -  Mortgage-backed Securities and Accrued Interest: (continued)
          -----------------------------------------------

                                                        March 31, 1997
                                                        --------------
                                                                       Gross       Gross
                               Interest     Face       Amortized    Unrealized  Unrealized     Market       Accrued
                     Maturity    Rate       Amount        Cost         Gains      Losses       Value        Interest
                     --------    ----       ------        ----         -----      ------       -----        --------

  ($ in thousands)
Investments held to maturity:

Government National
 Mortgage Assoc
 Participating
 Certificate          5/15/01        8%            9            9          -           -              9          -

Government National  11/20/22      5.0%
 Mortgage               to          to
 Association          3/20/27    7.125%       10,040        9,208           27         -          9,235           44

Federal National
 Mortgage Assoc        1/1/17
 Participating          to
 Certificates         11/1/22      ARM         2,129        1,344           13          -         1,357            8
                                              ------       ------        -----       -----       ------         ----

                     Total                  $ 34,889     $ 19,728      $    52     $ (199)     $ 19,581       $  108
                     -----                    ======       ======        =====       ====        ======         ====


Mortgage-backed   securities   held  to  maturity   are   scheduled   to  mature
contractually within the following periods as of March 31, 1997:

                                                                     (In Thousands)
                                                                     --------------
                                                                  Amortized   Market
                                                                    Cost      Value
                                                                    ----      -----

          Maturity of one year or less                          $     394   $     393
          Maturity of more than one year through five years         6,244       6,101
          Maturity of more than five years through ten years          -           -
          Maturity of more than ten years                          13,090      13,087
                                                                   ------      ------

               Total                                             $ 19,728    $ 19,581
               -----                                               ======      ======

               Westwood Financial Corporation and Subsidiary              F-18
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 7 -  Mortgage-backed Securities and Accrued Interest:- (continued)
          -----------------------------------------------

                                                             March 31, 1996
                                                             --------------
                                                                            Gross       Gross
                                    Interest     Face       Amortized    Unrealized  Unrealized     Market       Accrued
                          Maturity    Rate       Amount        Cost         Gains      Losses       Value        Interest
                          --------    ----       ------        ----         -----      ------       -----        --------

  ($ in thousands)
Investments held to maturity:

Federal National
 Mortgage
 Association               1/1/99    6.5%
 Participating               to        to
 Certificates              3/1/26    7.5%   $  4,015     $  2,597   $     -         $  (41)    $  2,556        $  15

Federal Home
 Loan Mortgage
 Corporation               4/1/96     5%
 Participating                to      to
 Certificates              1/1/02    8.75%    14,763        6,527         -            (55)       6,472           36


Federal Home
 Loan Mortgage
 Corporation               4/1/17
 Participating                to
 Certificates              9/1/22    ARM       4,696          853           19         -            872           10


Government National
 Mortgage
 Association
 Participating
 Certificates              5/15/01    8%          11           11            1         -             12          -


Government National
 Mortgage                 11/20/22    to
 Association              10/24/24   7.25%     2,015        1,661           47        -           1,708           10

Federal National
 Mortgage
 Association               1/1/17
 Participating               to
 Certificates             11/1/22     ARM      2,129        1,632           14         -          1,646           10
                                              ------       ------         ----       ------      ------         ----

                          Total            $  27,629    $  13,281      $    81    $   (96)    $  13,266      $    81
                          -----               ======       ======        =====      =====        ======        =====

               Westwood Financial Corporation and Subsidiary              F-19
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 8  - Property and Equipment:
          ----------------------

          Office property and equipment consist of the following at March 31:

                                                       1997         1996
                                                       ----         ----
                                                        (in thousands)
          Land                                       $   165       $  165
          Building and building improvements             370          363
          Furniture, fixtures
           and equipment                                 403          357
          Leasehold improvements                         158          158
                                                       -----        -----
                                                       1,096        1,043
          Less, accumulated depreciation
           and amortization                              362          293
                                                       -----        -----


             Total                                   $   734     $    750
             -----                                     =====       ======

          Depreciation expense was $69,726 and $60,012 for the years ended March 31, 1997 and 1996, respectively.

Note 9 -  Deposits:
          --------

          Deposits, which include demand and savings accounts, certificates of deposit, and individual retirement accounts are classified as follows at March 31:

                                                    1997             1996
                                             --------------    ----------------
          Balances by Interest Rate            Amount   %        Amount    %
                                                   ($ in thousands)
          Demand accounts (1.5 to 3.0%)      $ 13,111   15      $ 12,631   16
          Savings accounts (2.53 to 3.1%)      17,817   20        17,459   21
                                               ------  ---        ------  ---

                                               30,928   35        30,090   37
                                               ------  ---        ------  ---

          Certificates and Individual
           Retirement Accounts:
             3.02 to 4.14%                        537    1           759    1
             4.15 to 5.5%                      27,754   32        32,243   40
             5.55 to 7.0%                      28,514   32        16,682   21
             7.10 to 7.82%                        -     -            466    1
                                            --------- ----       -------  ---

                                               56,805   65        50,150   63
                                               ------  ---        ------  ---

          Accrued interest                        124   -            116   -
                                              ------- ----       ------- ----

             Total                           $ 87,857  100      $ 80,356  100
             -----                             ======  ===        ======  ===

          Included in deposits as of March 31, 1997 and 1996 were $3,011,000 and
          $3,037,000,   respectively,   of  individual   deposits  greater  than
          $100,000.

               Westwood Financial Corporation and Subsidiary              F-20
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 10 - Time Deposits:
          -------------

          While frequently renewed at maturity rather than paid out, certificate amounts are scheduled to mature contractually within the following periods as of March 31, 1997:


                                                          (In Thousands)

          Maturity  of one year or less                       $ 50,151
          Maturity of more than one year                         5,676
          Maturity of more than two years                          506
          Maturity of more than three years
            through five  years                                    472
          Maturity of more than five years through
            ten years                                                -
          Maturity of more than 10 years                             -
                                                               -------
               Total                                          $ 56,805
               -----                                           =======

Note 11 - Loans Payable
          -------------

                                                            Balance at March 31:
                                                            --------------------

                                                               1997      1996
                                                               ----      ----
                                                               (in thousands)
          Federal Home Loan Bank of New York
          $10,000,000 advance dated November 25, 1996
          due  November 25, 1998 with  interest at 5.96%
          paid  monthly, secured by qualifying one to
          four family first lien mortgages held by
          the Company.                                      $  10,000   $ - - -
                                                             ========   ========


Note 12 - Commitments and Contingencies:

          Operating Leases:

          Effective June 1, 1991 the Bank entered into a ten year lease for office space. This lease calls for minimum rents of $50,700 the first year escalating to $93,660 in the final year of the lease. The Bank is also liable for its proportionate share of property taxes as well as certain Merchant Association dues.

               Westwood Financial Corporation and Subsidiary               F-21
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 12 - Commitments and Contingencies: - (continued)
          -----------------------------

          Operating Leases:
          -----------------


          The future minimum rental payments are as follows at March 31, 1997:

                                                      ($ in thousands)
                                                      ----------------

                           1998                            $  80
                           1999                               84
                           2000                               89
                           2001                               93
                           Thereafter                         16
                                                             ---

                           Total                           $ 362
                           -----                             ===

          Rental expense under operating leases for the years ended March 31, 1997 and 1996 was $91,728 and $89,902, respectively.

          Financial Instruments with Off-Balance Sheet Risk
          -------------------------------------------------


          In the ordinary course of the business of meeting the financial needs of its customers, the Bank is party to various financial instruments which are properly not reflected in the financial statements. These financial instruments include unused portions of lines of credit and commitments to extend various types of credit.


          These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the financial statements. The Bank seeks to limit any exposure of credit loss by applying the same credit underwriting standards it uses for on-balance sheet lending facilities. The following table provides a summary of financial instruments with off-balance sheet risk at March 31, 1997.

                                                                            Contract
                                                                             Amount
                                                                             ------
                                                                      ($ in thousands)

          Commitments under unused lines of credit                          $ 2,127
          Outstanding loan commitments                                        1,052
                                                                              -----

               Total financial instruments with off-balance sheet risk      $ 3,179
               -------------------------------------------------------      =======

          Litigation
          ----------


          In the normal course of business, the Bank may be a party to various legal proceedings and claims. In the opinion of management, the financial position or results of operations of the Bank will not be materially affected by the outcome of such legal proceedings and claims.

               Westwood Financial Corporation and Subsidiary              F-22
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------

Note 13 - Federal Income Taxes:
          --------------------

          The Small Business Job Protection Act of 1996 (1996 Act) repealed the "percentage of income method" for accounting for the provision for bad debts. The Bank has used this method consistently in developing their bad debt provision and reserve for income tax purposes through March 31, 1996. The 1996 Act requires the Bank to recapture any addition to this reserve made subsequent to 1987. The Bank has approximately $392,000 of post 1987 reserves for which no deferred income tax liability, approximately $145,000, has be recognized.

                                                                           Years Ended March 31,
                                                                           ---------------------
                                                                           1997              1996
                                                                    ----------------- -----------------
                    ($ in thousands)                                  Amount      %     Amount      %
                                                                    --------    -----  -------    ---


          Computed statutory federal tax expense                        $ 258   34.0%      $ 289  34.0%
                                                                          ---   ----         ---  ----


          Changes in tax expense resulting from:

          Benefit of state income tax deduction                           (4)    (.5)         (9) (1.0)
          Bad debt deductions                                              -       -         (25) (2.9)
          Dividend income exclusion                                       (7)    (.9)         (7) (0.9)
          Other                                                           34     4.4          24   2.8
          Non-deductible capital loss                                     33     4.3           -     -
                                                                        -----   ----        ----   ---
                                                                          56     7.3         (17) (2.0)
                                                                        -----   ----        ----  ----

            Federal income tax expense                                $  314    41.3%      $ 272  32.0%
            --------------------------                                  =====   ====         ===  ====

Note 14 - Capital Adequacy:
          ----------------

          A reconciliation of shareholders' equity as reported in the accompanying financial statements in accordance with generally accepted accounting principles (GAAP) to the three components of regulatory capital required by the Financial Institutions Reform, Recovery, and Enforcement Act (FIRREA) of 1989 is as follows as of March 31 (in thousands):

                                                                           1997                                1996
                                                        --------------------------------------  -----------------------------------
                                                                             Tier 1    Risk-                       Tier 1   Risk-
                                                            GAAP   Leverage  or Core   Based     GAAP   Leverage  or Core   Based
                                                          Capital  Capital   Capital  Capital   Capital Capital   Capital  Capital
                                                          -------  -------   -------  -------   ---------------   -------  -------
          Net worth reported for financial
           statement purposes:                           $ 8,385   $ 8,385  $ 8,385  $ 8,385   $ 6,126    $ 6,126  $ 6,126  $ 6,126
                                                           =====                                 =====


          Adjustments to arrive at regulatory capital:
            Non-allowable capital                                     (160)     (160)    (160)               (112)    (112)    (112)
            Non-allowable assets                                    (1,132)   (1,132)  (1,132)             (1,238)  (1,238)  (1,238)
            General loan valuation allowance                             -        -       218                  -        -       169
                                                                     -----    -----     -----               -----    -----    -----
               Computed regulatory capital                           7,093     7,093    7,311               4,776    4,776    4,945
               Minimum capital requirement                           3,124     1,531    3,063               2,520    1,320    2,639
                                                                     -----     -----    -----               -----    -----    -----


            Regulatory capital-excess                              $ 3,969   $ 5,562  $ 4,248             $ 2,256  $ 3,456  $ 2,306
            -------------------------                                =====     =====    =====               =====    =====    =====

               Westwood Financial Corporation and Subsidiary              F-23
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 15 -  Treasury Stock:
           --------------

          On January 10, 1997, the Company completed a "Modified Dutch Auction" self-tender offering which commenced on November 25, 1996. A total of 1,431 shares were purchased at a price of $15.00 per share plus costs of the offering of $31,000 and held as treasury stock. The Board of Directors approved the retirement of the shares held as treasury stock which resulted in a reduction of additional paid in capital of $51,000.


Note 16 - Interest on Deposits:
          --------------------

          Interest expense on customer deposits is summarized as follows at March 31:

                                                         1997          1996
                                                      ----------    ----------
                                                        (in thousands)
          Interest expense on:
            Certificates of deposit and
             other time deposits                      $  2,920      $  2,693
            Savings accounts                               416           387
            NOW accounts                                   230           238
                                                        ------        ------
                                                         3,566         3,318
            Less, penalties for early
             withdrawal                                     (6)           (4)
                                                        ------        ------

                Total                                 $  3,560      $  3,314
                -----                                   ======        ======

Note 17 - Loan Commitments:
          ----------------

          The Bank had open loan commitments at March 31, 1997 and 1996 of $1,052,000 and $1,073,000, respectively. All loan commitments expire thirty to sixty days from the date issued. These commitments, which are not reflected in the accompanying financial statements, are broken down by interest rate as follows:

                                                          Years Ended March 31,
                      Rate                                  1997          1996
                   ----------                            ------------  --------
                                                            (in thousands)
                    6.5 - 6.9                           $     22      $   430
                    7.0 - 7.4                                405          378
                    7.5 - 8.0                                273          -
                    8.1 - 8.5                                110          265
                    8.6 - 9.0                                230          -
                    9.1 -10.0                                 12          -
                                                           -----        -----

                                                         $ 1,052      $ 1,073
                                                           =====        =====

               Westwood Financial Corporation and Subsidiary              F-24
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------




Note 18 - Loans to Related Parties:
          ------------------------

          The Bank has had, and expects to have in the future, banking transactions conducted in the ordinary course of business with directors, executive officers and their affiliates on the same terms as those prevailing for comparable transactions with other borrowers. These loans amounted to $371,824 and $257,366 at March 31, 1997 and 1996, respectively, and do not involve more than normal risks of repayment. At March 31, 1997 and 1996, these loans represented 3.7% and 4.2%, respectively, of shareholders' equity.

Note 19 - Employee Benefit Plan:
          ---------------------

          As of January 1, 1994 the bank adopted a financial institution thrift plan pursuant to IRS Section 401(K). Employees of the bank may participate in the 401(K) plan whereby they may elect to make contributions pursuant to a salary reduction agreement upon meeting a length of service requirement. The bank matched the employee contribution at a rate of 25% of up to 4% of the employees salary. As of January 1, 1996 the bank began matching the employee contribution at a rate of 50% of up to 4% of the employees salary. The bank's contributions to the plan for the years ended March 31, 1997 and 1996 were $7,214 and $5,011, respectively.

Note 20 - Stock Bonus Plans:
          -----------------

          Effective December 9, 1993, in connection with the reorganization of Westwood Savings Bank, the Bank established three Management Stock Bonus Plans ("MSBPs") to reward certain key directors, officers and employees with proprietary interest in the Bank as compensation for future professional service. The Bank contributed 24,000 shares of common stock to the Plans, and accordingly, recorded no proceeds for the issuance of the common stock. Shares are granted at the discretion of a committee appointed by the Board of Directors and vested at a rate of 20% per year over 5 years. The Bank will record compensation expense and equity as individual employees vest in allocated shares. After the conversion of Westwood Financial Corporation and Subsidiary, the 24,000 shares were exchanged for 39,216 shares. As of March 31, 1997 and 1996 the Plan had granted 39,216 and 24,000 shares, respectively, to employees of which 26,235 and 9,989 shares have been vested as of March 31, 1997 and 1996, respectively. Compensation expense recorded for the MSBP's shares totaled $48,000 for the years ended March 31, 1997 and 1996. The expense is being recognized pro rata over a sixty month period starting from the date of reorganization (December 9, 1993) for financial statement purposes.

               Westwood Financial Corporation and Subsidiary              F-25
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------




Note 21 - Stock Option Plan:
          -----------------

          In  December  1995,  in  connection  with the 1993 option  plans,  the remaining options (8,003 shares) were granted to officers and directors at an exercise price of $13.25 per share. After the conversion of Westwood Financial Corporation and Subsidiary, the exercise price was adjusted to $8.11. No options granted under 1993 option plans have been exercised as of March 31, 1997.


          Financial Accounting Standards Board (FASB) Statement on Accounting for Stock-Based Compensation - In October 1995, FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 defines a "fair value based method" of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. FASB encourages all entities to continue the use of the "intrinsic value based method" prescribed by Accounting Principles Board ("APB") Opinion No. 25. Under the intrinsic value based method, compensation cost is the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, most stock option plans have no intrinsic value at the grant date and, as such, no compensation cost is recognized under APB Opinion No. 25. Entities electing to continue use of the accounting treatment of APB Opinion No. 25 must make certain pro forma disclosures as if the fair value based method had been applied. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years beginning after December 15, 1995. Pro forma disclosures must include the effects of all awards granted in fiscal years beginning December 15, 1994. The Bank anticipates to continue using the "intrinsic value based method" as prescribed by APB Opinion No. 25. Had compensation cost for the Company's stock option plans been determined based on the fair value at the dates of the awards under those plans consistent with the method of SFAS No. 123, the effect on the Company's net income and income per share would be immaterial to the financial statements.

               Westwood Financial Corporation and Subsidiary              F-26
                 Notes to the Consolidated Financial Statements
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------


Note 22 - Fair Value of Financial Instruments
          -----------------------------------

          Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

          Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. In cases where the quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Those techniques are significantly affected by the assumptions used, including the discount rate and estimated future cash flows, and judgements regarding expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and are subjective in nature, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          Fair value estimates are determined for on and off balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Tax implications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

          The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments.

          Cash and cash equivalents and accrued interest receivable:

          The fair value for cash and cash equivalents and accrued interest receivable are equal to the carrying amounts reported in the financial statements.

          Securities:

          The fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

               Westwood Financial Corporation and Subsidiary              F-27
                  Notes to the Consolidated Financial Statement
                             March 31, 1997 and 1996
--------------------------------------------------------------------------------



Note 22 - Fair Value of Financial Instruments (continued)
          -----------------------------------

          Loans:
          -----

          The fair values of loans are estimated by discounting future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

          Deposits:
          --------

          The  fair  value of  demand  and  savings  deposits  are  equal to the carrying amounts reported in the financial statements. For certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar maturities.

          Commitments to extend credit:
          ----------------------------

          These off-balance sheet instruments are comprised of unfunded loan commitments which are generally priced at market at the time of funding, therefore, the fair values of these items are substantially similar to the related notional amounts.


          The carrying values and estimated fair values of the Bank's financial instruments are as follows:

                                            (In Thousands)       (In Thousands)
                                            March 31, 1997       March 31, 1996
                                          ------------------  --------------------
                                          Carrying Estimated  Carrying  Estimated
                                           Amount  Fair Value   Amount  Fair Value
                                           ------  ----------   ------  ----------
Financial assets:
  Cash and cash equivalents                $ 5,408   $ 5,408   $ 5,208   $ 5,208
  Securities available for sale                  2         2     4,422     4,422
  Securities held to maturity               59,207    58,281    39,463    39,293
  Loans                                     40,666    40,137    34,838    35,098
  Accrued interest receivable                1,077     1,077       699       699


Financial liabilities:
  Deposits                                  87,733    84,961    80,240    80,243
  Accrued interest payable                     124       124       116       116
  Loan payable - FHLB                       10,000    10,000


                         WESTWOOD FINANCIAL CORPORATION

Directors                                  Officers
---------                                  --------
William J. Woods*                          William J. Woods
Chairman of the Board                      Chief Executive Officer and
                                           President
Joanne Miller*
Vice President                             Joanne Miller
                                           Vice President and
Paul F. Becker*                            Secretary
Consultant to Quinn Funeral Service
                                           George E. Niemczyk
John M. Caruso*                            Vice President/Controller
Home Restoration and Repair Company

William J. Durgin*
New York Life Insurance Agent

Sidney J. Hagan*
Retired construction official

* Also serves as Director of
  Westwood Savings Bank.

                         WESTWOOD SAVINGS BANK OFFICERS

William J. Woods                           Margaret Flood
Chairman of the Board                      Asst. Vice President/Branch Manager - Westwood

Joanne Miller                              Lynne Kopp
President                                  Asst. Vice President/Branch Manager - Haworth

Robert L. Pierson                          Catherine Solimando
Vice President                             Secretary

George E. Niemczyk
Vice President/Controller


Corporate Counsel                          Special Counsel
-----------------                          ---------------

Harry Randall, Jr.                         Malizia, Spidi, Sloane, & Fisch, P.C.
Randall, Randall, & Stevens                One Franklin Square
287 Kinderkamack Road                      1301 K Street, N.W.  Suite 700E
Westwood, NJ 07675                         Washington, DC 20005

Auditor                                    Transfer Agent and Registrar
-------                                    ----------------------------

RD Hunter and Company, LLP                 Registrar and Transfer Company
One Mack Center Drive                      10 Commerce Drive
Paramus, NJ 07652                          Cranford, NJ 07016


The Corporation's Annual Report for the Year Ended March 31, 1997 filed with the Securities and Exchange Commision on Form 10- KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Corporation at 700-88 Broadway, Westwood, New Jersey 07675. The Annual Meeting of Stockholders will be held on July 15, 1997 at 4:00 PM at the main office of Westwood Savings Bank.

                               WESTWOOD FINANCIAL
                                  CORPORATION





                             WESTWOOD SAVINGS BANK


          700-88 Broadway                                   139 Terrace Street
         Westwood, NJ 07675                                 Haworth, NJ 07641
           (201) 666-5002                                     (201) 387-6777


            [FDIC LOGO]                              [EQUAL HOUSING LENDER LOGO]